UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOVELL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.10 Per Share
(Title of Class of Securities)

670006105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451
(781) 464-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Linda L. Griggs, Esq. Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 (202) 739-3000	Zaitun Poonja, Esq. Jill Mather Bartow, Esq. Morgan, Lewis & Bockius LLP Two Palo Alto Square Palo Alto, California 94306 (650) 843-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,957,188.00	$213.59

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 1,948,829 shares of common stock of Novell, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party:         Not applicable.
Date filed:           Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     ☐  third party tender offer subject to Rule 14d-1.

     ☑  issuer tender offer subject to Rule 13e-4.

     ☐  going-private transaction subject to Rule 13e-3.

     ☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options, dated July 3, 2007 (the “Offer to Amend or Replace”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Novell, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 404 Wyman Street, Suite 500, Waltham, Massachusetts 02451 and its telephone number is (781) 464-8000. The information set forth in the Offer to Amend or Replace under Section 11 (“Information Concerning Novell”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to amend or replace outstanding “Eligible Options” (as defined in the Offer to Amend or Replace) held by current employees of the Company (or any subsidiary) as of the Expiration Date (as defined below) who are subject to income taxation in the United States so that they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Option to increase the exercise price per share of the Company’s common stock, par value $0.10 per share, purchasable thereunder and become eligible to receive a special Cash Bonus (as defined in the Offer to Amend or Replace) from the Company, all upon the terms and subject to the conditions set forth in the Offer to Amend or Replace and the related Election Form attached hereto as Exhibit (a)(6). Certain tendered Eligible Options may, in lieu of such amendment, be cancelled and replaced with new options that will be exactly the same as the cancelled options but will avoid adverse tax consequences under Section 409A. The Offer is currently set to expire at 11:59 p.m. Eastern Time on August 3, 2007 but may be extended (the “Expiration Date”). As of July 2, 2007, Eligible Options to purchase 1,948,829 shares of the Company’s common stock were outstanding.

The information set forth in the Offer to Amend or Replace on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Cancellation of Eligible Options and Grant of New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Amend or Replace under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend or Replace (“Information Concerning the Directors and Executive Officers of Novell, Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Amend or Replace on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Cancellation of Eligible Options and Grant of New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”), Section 10 (“Amended Options and New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Novell, Inc. 1991 Stock Plan, as amended January 2004, the Novell, Inc. 2000 Stock Plan, as amended April 2003 and the Novell, Inc. 2000 Nonstatutory Stock Option Plan, as amended June 2001, pursuant to which the Eligible Options have been granted, are filed as Exhibits (d)(1), (d)(3) and (d)(5) hereto, respectively, and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Amend or Replace under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The information set forth in the Offer to Amend or Replace under Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Amend or Replace under Section 11 (“Information Concerning Novell”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2006 and Item 1 of the Company’s Quarterly Report on Form 10-Q for its quarter ended April 30, 2007 are incorporated herein by reference.

(b) Not applicable.

(c) Summary Information. The information set forth in the Offer to Amend or Replace under Section 11 (“Information Concerning Novell”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)	Offer to Amend or Replace, dated July 3, 2007.
(a)(2)*	Memo to Managers regarding Section 409A Program, dated June 28, 2007.
(a)(3)*	Employee Communication regarding Section 409A Program, dated June 28, 2007.
(a)(4)	Email Announcement to Employees of Commencement of Offer to Amend or Replace, dated July 3, 2007.
(a)(5)	Email Announcement to Managers of Commencement of Offer to Amend or Replace, dated July 3, 2007.
(a)(6)	Election Form.
(a)(7)	Website Pages.
(a)(8)	Frequently Asked Questions.
(a)(9)	Employee Presentation.
(a)(10)	Form of Email Regarding Employee Presentations.
(a)(11)	Form of Stock Option Amendment Agreement.
(a)(12)	Form of Acknowledgement of Receipt of Election Form.
(a)(13)	Forms of Email Reminders of Expiration Date.
(a)(14)	Form of Notice of Expiration of Offer, Amendment of Eligible Options and Commitment to Pay Cash Bonus.
(a)(15)	Form of Notice of Expiration of Offer and Replacement of Eligible Options.
(a)(16)	Material Income Tax Consequences for Eligible Optionees resident Outside the United States.
(a)(17)	Novell, Inc. Annual Report on Form 10-K for the year ended October 31, 2006, filed with the Securities and Exchange Commission (the ‘SEC‘) on May 25, 2007, is incorporated herein by reference.
(a)(18)	Novell, Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 2007 filed with the SEC on June 8, 2007, is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Novell, Inc. 1991 Stock Plan, as amended January 2004.
(d)(2)	Form of Stock Option Agreement under the Novell, Inc. 1991 Stock Plan.
(d)(3)	Novell, Inc. 2000 Stock Plan, as amended April 2003.
(d)(4)	Form of Stock Option Agreement under the Novell, Inc. 2000 Stock Plan.
(d)(5)	Novell, Inc. 2000 Nonstatutory Stock Plan, as amended June 2001, is incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, filed with the SEC on August 6, 2002.
(d)(6)	Form of Stock Option Agreement under the Novell, Inc. 2000 Nonstatutory Stock Plan.
(g)	Not applicable.
(h)	Not applicable.

*	Previously Filed

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NOVELL, INC.

By:	/s/ Joseph A. LaSala, Jr.
Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and
Secretary

Date: July 3, 2007

INDEX OF EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Amend or Replace, dated July 3, 2007.
(a)(2)*	Memo to Managers regarding Section 409A Program, dated June 28, 2007.
(a)(3)*	Employee Communication regarding Section 409A Program, dated June 28, 2007.
(a)(4)	Email Announcement to Employees of Commencement of Offer to Amend or Replace, dated July 3, 2007.
(a)(5)	Email Announcement to Managers of Commencement of Offer to Amend or Replace, dated July 3, 2007.
(a)(6)	Election Form.
(a)(7)	Website Pages.
(a)(8)	Frequently Asked Questions.
(a)(9)	Employee Presentation.
(a)(10)	Form of Email Regarding Employee Presentations.
(a)(11)	Form of Stock Option Amendment Agreement.
(a)(12)	Form of Acknowledgement of Receipt of Election Form.
(a)(13)	Forms of Email Reminders of Expiration Date.
(a)(14)	Form of Notice of Expiration of Offer, Amendment of Eligible Options and Commitment to Pay Cash Bonus.
(a)(15)	Form of Notice of Expiration of Offer and Replacement of Eligible Options.
(a)(16)	Material Income Tax Consequence for Eligible Optionees Resident Outside the United States.
(a)(17)	Novell, Inc. Annual Report on Form 10-K for the year ended October 31, 2006, filed with the SEC on May 25, 2007, is incorporated herein by reference.
(a)(18)	Novell, Inc. Quarterly Report on Form 10-Q for the quarter ended April 30, 2007 filed with the SEC on June 8, 2007, is incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Novell, Inc. 1991 Stock Plan, as amended January 2004.
(d)(2)	Form of Stock Option Agreement under the Novell, Inc. 1991 Stock Plan.
(d)(3)	Novell, Inc. 2000 Stock Plan, as amended April 2003.
(d)(4)	Form of Stock Option Agreement under the Novell, Inc. 2000 Stock Plan.
(d)(5)	Novell, Inc. 2000 Nonstatutory Stock Plan, as amended June 2001, is incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8, filed with the SEC on August 6, 2002.
(d)(6)	Form of Stock Option Agreement under the Novell, Inc. 2000 Nonstatutory Stock Plan.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.